                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

(Mark One)

[X]  Annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934

     For the fiscal year ended December 31, 2002

                                       OR

[_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ____________ to ___________

Commission File Number: 001 - 11639

A. Full title of the plan and address of the plan if different from that of the issuer named below:

                               LUCENT SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            LUCENT TECHNOLOGIES INC.
                               600 MOUNTAIN AVENUE
                              MURRAY HILL, NJ 07974

                                            The total # of pages contained
                                            in this 11-K filing is 17

                                            Exhibit Index can be found on page 3

Form 11K
Lucent Savings Plan

                                    INDEX

Report of Independent Accountants
Audited Financial Statements
Notes to Financial Statements
Supplemental Schedule
Signatures
Exhibit Index

Lucent Savings Plan
Financial Statements
As of December 31, 2002 and 2001 and for the Year Ended
December 31, 2002 and Supplemental Schedule as of
December 31, 2002

Table of Contents
--------------------------------------------------------------------------------

                                                                          Pages
                                                                          ------
Report of Independent Accountants........................................    4

Audited Financial Statements:

   Statements of Net Assets Available for Benefits As of
      December 31, 2002 and 2001.........................................    5

   Statement of Changes in Net Assets Available for Benefits
      For the Year Ended December 31, 2002...............................    6

Notes to Financial Statements............................................ 7 - 12

Supplemental Schedule*:

   Schedule H, line 4i - Schedule of Assets (Held at End of Year) As of
      December 31, 2002..................................................   13


* Other schedules required by Section 2520.103-5 have been omitted because they are not applicable.

                        Report of Independent Accountants

To the Lucent Technologies Inc.
Employee Benefits Committee:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lucent Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 23, 2003

Lucent Savings Plan

Statements of Net Assets Available for Benefits
As of December 31, 2002 and 2001
(Thousands of Dollars)
--------------------------------------------------------------------------------

                                                            2002         2001
                                                         ----------   ----------
Assets

   Investments in Group Trust, at
      fair value                                         $5,568,864   $7,729,451
   Participant loans receivable                              33,548       53,521
                                                         ----------   ----------

      Total investments                                   5,602,412    7,782,972
                                                         ----------   ----------

   Company contributions receivable                           2,336           --
   Employee contributions receivable                         19,252           --
                                                         ----------   ----------

      Total assets                                        5,624,000    7,782,972
                                                         ----------   ----------

Net assets available for benefits                        $5,624,000   $7,782,972
                                                         ==========   ==========

   The accompanying notes are an integral part of these financial statements.

Lucent Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002
(Thousands of Dollars)
--------------------------------------------------------------------------------

Additions to net assets attributed to

   Contributions
      Employee contributions                                       $   237,618
      Company contributions                                             51,000

   Interest from participant loans                                       3,072

   Transfers from other plans, net                                         175
                                                                   -----------

         Total additions                                               291,865
                                                                   -----------

Deductions from net assets attributed to

   Distributions to participants                                       852,082
   Plan's share of Group Trust investment loss                       1,048,478
   Transfers to Agere Systems Inc. Management 401(k) Plan, net         548,350
   Transfers to the Long Term Savings and Security Plan, net             1,797
   Administrative expenses                                                 130
                                                                   -----------

         Total deductions                                            2,450,837
                                                                   -----------

            Net decrease                                            (2,158,972)

Net assets available for benefits
   Beginning of year                                                 7,782,972
                                                                   -----------

   End of year                                                     $ 5,624,000
                                                                   -----------

   The accompanying notes are an integral part of these financial statements.

Lucent Savings Plan

Notes to Financial Statements
--------------------------------------------------------------------------------

1.   Plan Description

     General

     The Lucent Savings Plan (the "Plan"), formerly known as the Lucent Technologies Inc. Long Term Savings Plan for Management Employees, is a defined contribution plan established as of October 1, 1996 by Lucent Technologies Inc. ("Lucent" or the "Company") to provide a convenient way for most management employees (i.e., employees whose pay is at monthly or annual fixed rates and whose wages are not subject to automatic wage progression) to save on a regular and long-term basis. In connection with the separation of the Company from AT&T Corp., the assets and liabilities of the AT&T Long Term Savings Plan for Management Employees (the "AT&T LTSPME") which related to the Company's employees and retirees were transferred to a group trust (the "Group Trust") managed by Fidelity Management Trust Company (the "Trustee"), effective October 1, 1996. The Group Trust consists of the assets of the Lucent Technologies Inc. Long Term Savings and Security Plan ("LTSSP") and the Plan.

     On April 2, 2001, the Company consummated an initial public offering as part of its plan to divest its microelectronics business, Agere Systems Inc. ("Agere"). The Company completed a subsequent spin-off of its remaining ownership interest in Agere by distributing a dividend of Agere common stock to its shareholders on June 1, 2002. The assets of the Plan which related to Agere employees totaling $548,350,000 were transferred to the Agere Systems Inc. Management 401(k) Plan during 2002. Participant balances and participant loans receivable of $538,926,000 and $5,387,000, respectively, were transferred to the Agere plan on January 1, 2002. Additional true-up related net transfers out in the amount of $4,037,000 were also processed during 2002.

     Participants with a balance in the Lucent Employer Stock Fund, held in the Group Trust as of May 31, 2002, received a spin-off dividend of Agere Common Stock Class A and Agere Common Stock Class B. The shares of Class A and Class B stock were unitized and credited to two new Agere Common Stock Funds, established on June 1, 2002. No contributions or transfers in will be permitted with regard to these new funds.

     The Plan is summarized in the Summary Plan Description (the "SPD") which has been distributed to all participants. For a complete description of the Plan, participants should refer to the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Eligibility

     An eligible employee (generally an active, salaried management employee) enters the Plan by authorizing a payroll contribution and directing a contribution among the different funds of the Plan.

     Contributions

     Employee contributions of 1% to 16% of salary may be authorized. An employee may designate contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions. The Internal Revenue Code ("IRC") limits the maximum amount of an employee's contribution on a pre-tax basis to $11,000 and $10,500 in 2002 and 2001 respectively. For taxpayers age 50 and over, an additional catch-up contribution of $1,000 could be contributed to the Plan during 2002.

Lucent Savings Plan

Notes to Financial Statements
--------------------------------------------------------------------------------

     The Company matching contribution includes a fixed and a variable matching contribution. The participant contributions eligible for the Company matching contributions are the lesser of the amount actually contributed or the first 6% of the participant's eligible compensation, as defined in the SPD. The fixed matching contribution is 50% of eligible employee contributions and the variable matching contribution ranges from 0% to 100% of eligible employee contributions. The fixed matching contribution is capped at $2,500 per year. The variable matching contribution is determined annually by the Company's Board of Directors based upon the overall performance of the Company for the just concluded fiscal year. The Company elected not to pay any variable match in 2002 and 2001. Employees are eligible for Company matching contributions immediately, without regard to time of service, in accordance with the participant's investment elections. Effective January 1, 2001, Company matching contributions were immediately vested in the Plan. Company contributions, which were made prior to the January 1, 2001 vesting date and related earnings in which a terminated participant is not vested are forfeited to the Company. These forfeitures can be used to reduce future Company contributions. At December 31, 2002 and 2001, forfeited amounts totaled approximately $108,000 and $476,000, respectively.

     Participant Loans

     Loans are available to all active, retired, and terminated employees in an amount not less than $1,000, up to a maximum of the lesser of $50,000 or 50% of the participant's vested account balance. Upon default as defined in the plan document, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Loan terms are between 12 and 56 months. The loans are collateralized by the balance in the participant's account and generally bear interest at the prime rate at the time the loan was originated. Interest rates on outstanding loans ranged from 4.25% to 10.5% at December 31, 2002. Principal and interest are paid through payroll deductions, coupon remittances and electronic fund transfers.

     Distributions

     When a participant retires with a service pension from the Lucent Retirement Income Plan or terminates employment because of disability, the entire vested amount in the participant's account can be distributed, at the participant's election, in a single payment or in Retiree Withdrawals as directed by the participant. If no distribution election is made by the participant, the account balance will remain in the Plan until a later date but not beyond age 70-1/2. When a participant dies, the entire amount in the participant's account is allocated to the participant's beneficiaries.

     In the case of other terminations of employment (where the participant is not entitled to retire on an immediate pension or does not terminate because of disability), a single distribution can be made of all vested amounts in the participant's account. However, if the participant does not request a distribution, the participant's account shall remain in the Plan and shall be distributed only at (1) the participant's request, (2) when the participant attains age 70-1/2 through the payment of Minimum Required Distributions, as defined in the SPD, or (3) upon the participant's death, whichever is earliest.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

Lucent Savings Plan

Notes to Financial Statements
--------------------------------------------------------------------------------

     Payment of Benefits

     Benefits are recorded when paid.

     Valuation of Investments

     The net asset value of the Plan's proportionate share of the Group Trust is calculated by the Trustee. The Trustee determines fair value of the underlying assets in the investment manager portfolios, taking into account values supplied by a reputable pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, or other relevant information. Investments in registered investment companies are stated at fair value as determined by quoted market prices. Investments in the Company's common shares and other securities listed on a national stock exchange are carried at fair value determined on the basis of the New York Stock Exchange closing price on December 31. Securities traded in over-the-counter markets and government obligations are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates) which approximates fair value. All other investments are carried at their fair value at close of business on December 31 as determined by the Trustee. Participant loans receivable are valued at the cost which approximates fair value.

     Purchases and Sales of Investments

     Purchases and sales of investments are recorded on a trade-date basis.

     Plan's Share of Group Trust Investment Loss

     The Plan's reported investment loss from Group Trust presented in the Statement of Changes in Net Assets Available for Benefits represents its interest in the Group Trust's investment loss, which consists of the Group Trust's interest, dividends and net depreciation in fair value of investments. The Group Trust records dividend income on investments held as of the ex-dividend dates and records interest income on the accrual basis. The Group Trust's net depreciation in fair value of investments consists of the net realized gains (losses) and the unrealized appreciation (depreciation).

     Transfers from Other Plans, Net

     The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net amount of transfers from other plans.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Risks and Uncertainties

     Investments held by the Group Trust are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of

Lucent Savings Plan

Notes to Financial Statements
--------------------------------------------------------------------------------

     uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

     Derivatives

     From time to time investment fund managers may use derivative financial instruments including forward exchange contracts and future contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as to manage the investment mix in the portfolio.

3.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated January 14, 1998, that the Plan and related Group Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been made.

4.   Termination Priorities

     Although it has not expressed any intent to do so, the Company reserves the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets.

5.   Plan Expenses

     Plan participants pay investment manager and trustee fees and share certain other administrative costs of the Plan with the Company. Investment manager and trustee fees are generally reflected in the calculation of each fund's net asset value per unit.

6.   Group Trust Investments

     The LTSSP and the Plan each have an interest in the assets of the Group Trust. Investment income and the Plan's interest in the net assets of the Group Trust are allocated based upon the respective participant balances within each fund for each plan. The Plan's interest in the Group Trust was approximately 86% and approximately 84% as of December 31, 2002 and 2001, respectively.

Lucent Savings Plan

Notes to Financial Statements
--------------------------------------------------------------------------------

     The following tables present the fair value of investments held by the Group Trust as of December 31, 2002 and 2001 (in thousands):

                                                              December 31,
                                                        -----------------------
                                                           2002         2001
                                                        ----------   ----------
     Investments, at fair value
        Avaya Stock Fund                                $   15,882   $   94,113
        Lucent International Equity Fund                   167,949      239,736
        Lucent Asset Allocation Income Fund                 40,659       52,944
        Lucent Asset Allocation Fund 2000                  122,328      169,668
        Lucent Asset Allocation Fund 2010                  299,091      421,370
        Lucent Asset Allocation Fund 2020                  271,919      414,919
        Lucent Asset Allocation Fund 2030                   91,490      145,667
        Lucent Asset Allocation Fund 2040                    6,712        6,530
        Lucent Employer Stock Fund - Common Shares         200,685      909,377
        Fidelity Equity Index Fund                         801,736    1,306,896
        Fidelity Magellan Fund                             682,036    1,160,317
        Fidelity Equity Income Fund                        390,283      593,916
        Lucent Bond Fund                                   247,150      211,517
        Fidelity Institutional Cash Portfolio              581,776      666,995
        Lucent Growth Equity Fund                           41,447       63,467
        Lucent Self Directed Brokerage                      46,047       48,702
        Small Cap Fund                                      50,168       41,769
        Agere Class A Stock                                  1,852           --
        Agere Class B Stock                                 44,231           --
        Lucent Employer Shares Fund I                        6,134       32,102
        Lucent Employer Shares Fund II                      12,793       78,242
                                                        ----------   ----------
                                                         4,122,368    6,658,247
     Investments, at contract value
        Guaranteed investment contracts                  2,358,565    2,551,648
                                                        ----------   ----------

           Total investments                            $6,480,933   $9,209,895
                                                        ==========   ==========

     Investment income for the Group Trust is as follows:

                                                                   Year Ended
                                                                   December 31,
                                                                       2002
                                                                   -----------
     Investment Loss
        Net depreciation in
           fair value of investments                               $(1,330,723)
        Interest and dividends                                          24,840
                                                                   -----------
                                                                   $(1,305,883)
                                                                   -----------

Lucent Savings Plan

Notes to Financial Statements
--------------------------------------------------------------------------------

     Investments in the Group Trust include $.3 billion in stock, $1.5 billion in equity funds, $2.4 billion in guaranteed insurance contracts, $1.0 billion in bonds, and $1.3 billion in mutual funds as of December 31, 2002. Investments in the Group Trust include $1.1 billion in stock, $2.3 billion in equity funds, $2.6 billion in guaranteed insurance contracts, $1.2 billion in bonds, and $2.0 billion in mutual funds as of December 31, 2001.

     Investment loss in the Group Trust includes $.7 billion net loss related to stock, $.4 billion net loss related to equity funds, $.1 billion net gain related to guaranteed insurance contracts, and $.3 billion net loss related to mutual funds.

7.   Related Party Transactions

     Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

     The Group Trust and the Plan invest in shares of Lucent common stock.

Lucent Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2002
--------------------------------------------------------------------------------

Name of Issuer and Title of Issue                Description                    Cost    Fair Value
---------------------------------   -----------------------------------------   ----   ------------
    Participant loans receivable*   (Interest rates range from 4.25% - 10.5%)          $ 33,547,617

*   Party-in-interest

Lucent Savings Plan

Signatures
--------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               LUCENT SAVINGS PLAN


     Date: June 27, 2003          By: /s/ Raymond M. Goldberg
                                     ------------------------------------------
                                     Raymond M. Goldberg
                                     Vice President-Human Resources
                                     North American Region Operations
                                     (Plan Administration)

                                Exhibit Index

Exhibit
Number
-------
  23          Consent of Independent Accountants

  99 Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002